UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On September 29, 2025, the Board of Directors (the “Board”) of Mobilicom Limited (the “Company”) approved the appointment of Liat Caner to its Board and as a member its Audit and Risk Committee and Remuneration and Nomination Committee, effective September 29, 2025.

Liat Caner has served as a financial leader across public companies, venture- backed companies and startup companies for over 20 years, bringing deep experience in business strategy and planning, merger and acquisition and corporate finance. Since 2022, Ms. Caner has been employed as Chief Financial Officer at InfinityLabs R&D, a leading research and development company equipping the next generation to lead worldwide high-tech industry, where she leads corporate finance and legal. Previously, from 2017 to 2021, Mrs. Caner served as Chief Financial Officer at Bactochem, Lab path, CT-LAB, a Chemovil group member, leader in creating synergy in modern laboratory testing, where she led corporate finance and managed large accountants, economics and bookkeeping. Mrs. Caner previously served as a member of the Board of Directors for Bactochem, Lb Path and CT-LAB. Mrs. Caner holds a bachelor’s in accounting and economics from Tel Aviv University, and master’s in international law and legal services from Bar Ilan University. Mrs. Caner is a Certified Public Accountant (Israel).

The Board has determined that Ms. Caner is independent under the applicable rules of the Securities and Exchange Commission and The Nasdaq Stock Market and is an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-284265 and 333-289762) and Form F-3 (File No. 333-274929), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: September 29, 2025	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairman

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